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THE HARTFORD

April 9, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

Attn:  Division of Investment Management

Re:	Hartford Life Insurance Company Separate Account Seven
File Nos. 333-148564; 811-04972
Post-Effective Amendment No. 3 on Form N-4

Commissioners:

Pursuant to Rule 477(a), the Registrant hereby respectfully requests that the above-referenced filing, which was transmitted on February 9, 2009, be withdrawn.

Please do not hesitate to contact me at 860-843-1941 if you have any questions regarding this matter.

Sincerely,

/s/ Richard J. Wirth

Richard J. Wirth
Assistant General Counsel